

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2011

Via E-mail
Sean T. Erwin, Chairman of the Board
Neenah Paper, Inc.
3460 Preston Ridge Road
Alpharetta, Georgia 30005

> RE: **Neenah Paper, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 9, 2011**
> **File No. 001-32240**

Dear Mr. Erwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis

Financing Commentary, page 33

1. We note the discussion of your revolving credit agreement on page 33. We also note the statement on page F-22 that your revolving credit agreement requires that you "maintain compliance with a fixed charge coverage ratio if availability under the Restated Credit Agreement is less than $20 million. At December 31, 2010, the Company was in compliance with all covenants." Revise future filings to quantify the fixed charge coverage and other covenants and ratios, and include approximate quantified disclosure of the degree to which you are in compliance with the covenants. Please provide draft disclosure.

Other Manufacturing Inputs, page 39

2. We note the statement on page 39 that, "[w]hile [you] believe that alternative sources of critical supplies would be available, an interruption in supply of single source specialty grade latex or specialty softwood pulp to [y]our technical products business or cotton fiber for [y]our fine paper business could disrupt and eventually cause a shutdown of production of certain technical products and fine paper products." With a view to enhanced disclosure in future filings, please advise us of the number and nature of your agreements for the supply of specialty grade latex and specialty softwood pulp, and identify the "certain" products that would be affected by a disruption in supply.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-9

3. We note your disclosures at page 11 describing the agreements used by your technical products business to manage seasonal peaks in inventory demand, including providing certain customers with finished goods inventory on consignment and holding inventory for later shipment. In future filings, please expand your revenue recognition disclosures to describe how you account for such arrangements. Provide us with the disclosure that you intend to include in future filings.

Note 12. Contingencies and Legal Matters, page F-33

Income Taxes, page F-33

4. We note that both U.S. and German taxing authorities sent you examination reports to impose additional tax liabilities, which you will appeal. Your disclosure further indicates that should you not prevail in either instance, the outcome could have a material adverse effect on your results of operations, cash flows and financial position. In future filings please disclose a range of the reasonably possible change for both your U.S. and German tax audit positions, or include a statement indicating that such estimates cannot be made for each dispute. See ASC 740-10-50-15(d). In addition, please revise your Liquidity and Capital Resources discussion in future filings to disclose the proposed amounts the taxing authorities currently seek and discuss how you plan to fund these additional tax liabilities if your appeals do not prevail. Provide us with the disclosure that you intend to include in future filings. Refer to FRC 501.13.

Exhibits

5. We note that exhibits 10.28, 10.29, 10.30, 10.31, 10.34, and 10.35 to the Form 10-K do not have some or all of the schedules, attachments, or exhibits as listed in the exhibit

itself. In your next periodic report, please file these exhibits in their entirety, as required by Item 601(b)(10) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo, staff accountant at (202) 551-3394 or Dave Walz, accounting reviewer at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner, at (202) 551-3395 or Jim Lopez, branch chief at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds,
Assistant Director